NEWS RELEASE

PROFOUND ENERGY INC. APPROVES AMALGAMATION AGREEMENT WITH 1463072 ALBERTA LTD. AND RECOMMENDS ACCEPTANCE BY SHAREHOLDERS

Calgary, Alberta – July 16, 2009 (TSX - PMT.UN) Paramount Energy Trust ("PET" or the "Trust") and Profound Energy Inc. (TSX - PFX) ("Profound") announce that Profound's board of directors has approved the execution of an amalgamation agreement with 1463072 Alberta Ltd. ("1463072"), an indirect wholly-owned subsidiary of PET, pursuant to which Profound would amalgamate with 1463072 resulting in the amalgamated entity ("Amalco") becoming an indirect wholly-owned subsidiary of PET.

1463072 Alberta Ltd.’s offer to acquire all of the common shares of Profound (the “Common Shares”), including Common Shares which become outstanding upon exercise or conversion of stock options, performance warrants and other securities of Profound convertible into Common Shares (the "Offer"), expired on July 14, 2009.  The amalgamation, which is subject to the approval of Profound's shareholders, will constitute the second stage transaction proposed by PET in order to acquire all of the Common Shares that the Offeror did not acquire pursuant to the previously announced Offer.  PET and 1463072 together own approximately 68.36% of the outstanding Common Shares.

A special meeting of the shareholders of Profound will be held at 10:00 a.m. on August 13, 2009 at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta, to consider, and if deemed appropriate, to approve the proposed amalgamation.  An information circular (the "Information Circular") will be mailed on July 17, 2009 to shareholders of record on July 14, 2009.

Subject to the terms of the amalgamation agreement, a holder of Common Shares (other than PET and 1463072) will receive one redeemable preferred share of Amalco (each, an "Amalco Redeemable Preferred Share") for each Common Share, with such Amalco Redeemable Preferred Shares being automatically redeemed on the date shown on the certificate of amalgamation for (a) Cdn. $1.34 in cash per Amalco Redeemable Preferred Share, (b) 0.394 of a PET trust unit per Amalco Redeemable Preferred Share, or (c) any combination thereof, subject, in each case, to pro ration as set forth in the terms of the Amalco Redeemable Preferred Shares (the "Redemption Consideration"), based on the election made by holders of Common Shares.  The consideration available to be elected to be received by shareholders pursuant to the amalgamation is the same as the consideration that was available to be elected to be received by shareholders pursuant to the Offer.

In order to properly elect as to the form of the Redemption Consideration to be received, holders of Common Shares must submit a valid letter of transmittal and election form ("Letter of Transmittal and Election Form") together with the certificate(s) representing the Common Shares and such other additional documents as Valiant Trust Company may reasonably require to Valiant Trust Company on or before 5:00 p.m. (Mountain Time) on August 12, 2009.

Following a review of the terms of the proposed amalgamation Profound's board of directors has determined that the amalgamation is in the best interests of Profound and recommends that the holders of Common Shares vote in favour of such amalgamation.

PET and the Offeror have advised Profound that they will vote the Common Shares held by them in favour of the amalgamation.  Accordingly, Profound anticipates that the amalgamation will be approved and will therefore take effect on or about August 13, 2009.  At that time, Amalco will be become an indirect wholly-owned subsidiary of PET and the Common Shares will thereafter cease to trade on the Toronto Stock Exchange.

The Information Circular and Letter of Transmittal and Election Form will be available on the SEDAR website at www.sedar.com following their mailing to holders of Common Shares.

Notice to United States Shareholders

The amalgamation relates to the securities of a Canadian company and is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included or incorporated by reference in the Information Circular, if any, have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards. As a result, such financial statements may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. shareholders to enforce their rights and any claim that they may have arising under the United States federal or state securities laws, as 1463072, Paramount Energy Trust and the administrator of Paramount Energy Trust are located in Canada, and all of their officers and directors are residents of Canada.  U.S. shareholders may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: 403 269-4400

Fax: 403 269-4444

Email: info@paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor

Profound Energy Inc.

Suite 380, 435 - 4th Avenue SW

Calgary, Alberta, Canada T2P 3A8

Telephone: 403 237-6102

Fax: 403 237-6103

Susan L. Riddell Rose

President and Chief Executive Officer

Evelyn Burnett

Chief Financial Officer